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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 25)
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies To:

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
          Moulton Goodrum, Jr.                     Charles F. Richards, Jr.
          Baker & Botts, L.L.P.                    Richards, Layton & Finger
             One Shell Plaza                           One Rodney Square
        Houston, Texas 77002-4995                        P.O. Box 551
             (713) 229-1234                     Wilmington, Delaware 19899-0551
                                                        (302) 658-6541
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     This Amendment No. 25 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation ("Pennzoil" or the "Company"), relating to a tender offer commenced by Resources Newco, Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc., on \ June 23, 1997.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     On September 22, 1997, Pennzoil filed suit in the District Court of Dallas County, Texas asking the court to enjoin Smith Barney, Inc. ("Smith Barney") from acting as financial advisor to Union Pacific Resources Group Inc. ("UPR"). Pennzoil's Original Petition and Application for Temporary Restraining
Order and for Temporary and Permanent Injunction is filed as Exhibit 77.

     In connection with litigation related to UPR's hostile tender offer, Pennzoil and UPR entered into a contractual stipulation governing the production of highly confidential documents. The lawsuit against Smith Barney alleges that, in clear violation of the contractual stipulation and the standards of ordinary practice, Smith Barney wrongly used privileged Pennzoil documents to provide financial advice to UPR. Among other things, the stipulation provided that confidential information would be used solely in connection with litigation and would not be used "for the purpose of providing financial advice to any party . . .."

     The Court has set a hearing on Pennzoil's Motion for Expedited Discovery on October 2, 1997 and Pennzoil's Request for a Temporary Injunction on October 9, 1997.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


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
        EXHIBIT
          NO.                            DESCRIPTION
        -------                          -----------

          77 Pennzoil's Original Petition and Application for Temporary Restraining Order and for Temporary and Permanent Injunction

          78           Press Release of the Company dated September 22, 1997
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY


Dated: September 23, 1997                 By:     /s/  James L. Pate

                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer

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                                 EXHIBIT INDEX


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
        EXHIBIT
          NO.                           DESCRIPTION
        -------                         -----------

          77 Pennzoil's Original Petition and Application for Temporary Restraining Order and for Temporary and Permanent Injunction

          78          Press Release of the Company dated September 22, 1997
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